

Division of Corporation Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03010032

February 4, 2003

NO ACT
1-143
P.E 1-29-03

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 2/4/2003

Re: General Motors Corporation

Dear Ms. Larin:

This is in regard to your letter dated January 29, 2003 concerning the shareholder proposal submitted by Evelyn Y. Davis for inclusion in General Motor's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that your no-action request was submitted in error, and that General Motors therefore withdraws its January 27, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Evelyn Y. Davis
Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave., N.W., Suite 215
Washington, DC 20037



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 27, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal dated June 25, 2002 from Evelyn Y. Davis (Exhibit A) from the General Motors Corporation proxy materials for the 2003 Annual Meeting of Stockholders. The proposal would provide that GM could not engage any accounting consulting firm that was spun-off from GM's independent accountants, Deloitte & Touche.

General Motors intends to omit the proposal submitted by Mrs. Davis (the "Davis Proposal") under paragraph (i)(7) of Rule 14a-8. That paragraph provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Selection of consultants, including reviewing and evaluating their backgrounds, is a routine and mundane aspect of ordinary business that is conducted throughout the Corporation at various levels, and a proposal dealing with selection of consultants like the Davis Proposal has ordinarily been regarded as excludable under paragraph (i)(7). See, e.g., International Business Machines Corporation (January 19, 1999) (information about executive compensation consultants); Bob Evans Farms, Inc. (June 27, 1997) (employment and supervision of outside investment consultants); Capital Cities/ABC, Inc. (March 23, 1992) (selection of expert consultants to provide background information to reporters). For example, the Staff recently reiterated its long-time position that a proposal that involves the method of selecting independent auditors relates to ordinary business matters. See Bank of America Corporation (January 2, 2003) (proposal to hire new auditing firm every four years); WGL Holdings, Inc. (December 6, 2002) (proposal to hire new auditing firm every five years); General Electric Company (December 28, 1995); Occidental Petroleum Corporation (December 28, 1995); BankAmerica Corporation (December 15, 1995). Also cf. General Motors Corporation (February 29, 1996) (disclosure of any officer, consultant, lobbyist, legal counsel or investment banker who served in government in past five years is ordinary business).

The Davis Proposal should be distinguished from proposals to prohibit the public accounting firm that audits a company's financial statements from providing additional services to the company, such as management consulting or other non-audit services. See, e.g., V.F. Corporation (March 7, 2002); Duke Energy Corporation (March 1, 2002); Safeway Inc. (February 26, 2002). In March 2002, the Staff observed, "In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, [the proposal may not be omitted] in reliance on rule 14a-8(i)(7)." V.F. Corporation. The Davis Proposal, in contrast, expressly deals with a standard for independence beyond "the separation of accounting and consulting services," and does not deal with the issues raised when one accounting firm simultaneously provides both audit and non-audit services to a client. Instead, the proposal seeks to prevent GM from engaging consultants who work with a company that was previously spun-off from GM's "regular" accountant and to require GM to engage consultants who work with a company that was spun-off from a different firm.

Many major public accounting firms including Deloitte & Touche have separated from their consulting operations, or are planning to do so, to avoid the risk that consulting engagement could taint their independence as auditors. The "widespread public debate" that the Staff recognized in finding that obtaining both audit and non-audit services from one accounting firm is not part of "ordinary business operations" does not extend to former relationships, because they do not "raise significant policy considerations." In concurrent engagements, the firm performing the audit shares in the fees paid for consulting services, which could create a conflict of interest. In contrast, engaging a consulting firm that was once affiliated with the public auditor has much less potential impact on the auditing firm, since it does not share in the fees paid to its former associates. While there may be some risk that engaging a firm that was once affiliated with a company's public accountants could compromise their independence in some unspecified, indirect way (as the Davis Proposal suggests), the 2003 and 2002 no-action letters permitting exclusion of auditor rotation proposals demonstrate that even proposals that have some relevance to auditor independence may still be considered ordinary business and therefore excludable unless they raise significant issues that are the subject of widespread debate.

As described above, beginning in March 2002 the Staff found that public scrutiny removed the question of one accountant providing audit and non-audit services to the same client from the category of ordinary business operations. (This question has apparently not been considered since the adoption of the Sarbanes-Oxley Act; in United Technologies Corporation (December 27, 2002), the registrant did not propose to omit the proposal pursuant to paragraph (i)(7).) GM has received a proposal to prohibit the Board from appointing an independent auditor unless the firm agrees not to provide non-audit consulting services to GM (Exhibit B). Given these earlier rejections of no-action requests, we do not intend to omit this proposal from the proxy material for the 2003 Annual Meeting and have requested a no-action letter with regard to it. The Davis Proposal, however, does not raise this issue but relates only to the selection of consultants; therefore, it may be omitted pursuant to paragraph (i)(7).

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2003 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Evelyn Y. Davis

GREG LAU: FYI and please prepare a note back to EYD from JFS. Many thanks.
Terri
6-27-02

RECEIVED
JUN 25 2002
J.F. SMITH, JR.

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN RECEIPT REQUESTED

A

(202) 737-7755 OR
(202) 338-8989

June 25,2002

Jack Smith, Chairman
General Motors
Detroit,Mich.

Dear Jack:

This is a formal notice to the management of General Motors that Mrs. Evelyn Y. Davis, who is the owner of 104 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2003. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED:" That the shareholders recommend that the Board of Directors take the necessary steps to have the accounting consulting firm be NOT a spin-off from the SAME accounting firm,but to be the spin-off from an entirely different firm."

REASONS: Recent accounting scandals have put emphasis on the INDEPENDENCE of accountants."

Therefore, in our opinion the Corporation and its shareholders would be best served by HYBRID ACCOUNTANTS. While we do agree in the separation of accounting and consulting services, in order to achieve the INDEPENDENCE that desired by all, it would be best to have consulting services performed by a firm other than the spin-off from the regular accountant. Many employees from the spin-off used to work for the original accounting firm. Only a HYBRID would result in more INDEPENDENCE.

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y.Davis

CC SEC in DC

Jack: I hope we can work this out. As usual I will be happy to discuss with YOU, any change in wording YOU may suggest.

RESOLVED: The shareholders request that the Board of Directors of General Motors Corp ("GM" or the "Company") appoint as independent auditors only those firms and their affiliates that agree not to provide GM with non-audit consulting services for the term of any appointment.

SUPPORTING STATEMENT

Independent auditors play a key role in promoting confidence in the integrity of financial reporting and U.S. capital markets. The Securities and Exchange Commission requires independent auditors to certify or audit the financial information that companies file with the SEC. As a result, the work that auditors perform is important not only to companies, but also to investors.

The collapses of Enron and WorldCom, together with the recent increase in the number of accounting restatements at other companies, have shone a spotlight on the role of independent auditors. The Sarbanes-Oxley law, enacted in 2002, prohibits audit firms from providing some, but not all, types of non-audit services to audit clients.

In our view, it is important to eliminate incentives that can undermine an auditor's objectivity and tough-mindedness. An auditor's independence can be compromised in various ways. The provision of certain kinds of non-audit consulting services to audit clients may create economic incentives that can lead a firm to devalue the audit services and focus on retaining the client, even at the cost of making inappropriate audit judgments.

There have been reports in the media about individual auditors being pressured to "cross-sell" their employer's non-audit services to audit clients. There have also been reports about auditors submitting "loss leader" bids to provide audit services as a way to establish a relationship with a company and then try to sell more lucrative non-audit services.

In recent decades, the proportion of revenues derived from non-audit services, such as internal audit, information technology, financial advisory and appraisal and valuation services, has grown steadily. At the five largest public accounting firms, revenues derived from non-audit services grew from 13% of total revenues in 1981 to half of total revenues in 2000.

The phenomenon is apparent at GM, which reported that in 2001 the Company paid Deloitte & Touche, LLP $21 million for audit fees, $21 million for audit-related services, $9 million for tax services and $2 million for other non-audit services. Deloitte Consulting was paid $6 million for financial information systems design and implementation, $20 million for customer satisfaction process re-engineering consulting, and $23 million for all other non-audit services.

We believe that firms retained by GM to provide audit services should perform only audit services.

We urge you to vote FOR this resolution.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 29, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On January 27, General Motors sent you a request for a no-action letter regarding a proposal for its 2003 annual meeting submitted by Evelyn Y. Davis. A copy of that request is enclosed for your information. We are withdrawing that request, which was submitted in error.

Please call me at the phone number above if you have any questions.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Evelyn Y. Davis

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 27, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal dated June 25, 2002 from Evelyn Y. Davis (Exhibit A) from the General Motors Corporation proxy materials for the 2003 Annual Meeting of Stockholders. The proposal would provide that GM could not engage any accounting consulting firm that was spun-off from GM's independent accountants, Deloitte & Touche.

General Motors intends to omit the proposal submitted by Mrs. Davis (the "Davis Proposal") under paragraph (i)(7) of Rule 14a-8. That paragraph provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Selection of consultants, including reviewing and evaluating their backgrounds, is a routine and mundane aspect of ordinary business that is conducted throughout the Corporation at various levels, and a proposal dealing with selection of consultants like the Davis Proposal has ordinarily been regarded as excludable under paragraph (i)(7). See, e.g., International Business Machines Corporation (January 19, 1999) (information about executive compensation consultants); Bob Evans Farms, Inc. (June 27, 1997) (employment and supervision of outside investment consultants); Capital Cities/ABC, Inc. (March 23, 1992) (selection of expert consultants to provide background information to reporters). For example, the Staff recently reiterated its long-time position that a proposal that involves the method of selecting independent auditors relates to ordinary business matters. See Bank of America Corporation (January 2, 2003) (proposal to hire new auditing firm every four years); WGL Holdings, Inc. (December 6, 2002) (proposal to hire new auditing firm every five years); General Electric Company (December 28, 1995); Occidental Petroleum Corporation (December 28, 1995); BankAmerica Corporation (December 15, 1995). Also cf. General Motors Corporation (February 29, 1996) (disclosure of any officer, consultant, lobbyist, legal counsel or investment banker who served in government in past five years is ordinary business).

The Davis Proposal should be distinguished from proposals to prohibit the public accounting firm that audits a company's financial statements from providing additional services to the company, such as management consulting or other non-audit services. See, e.g., V.F. Corporation (March 7, 2002); Duke Energy Corporation (March 1, 2002); Safeway Inc. (February 26, 2002). In March 2002, the Staff observed, "In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, [the proposal may not be omitted] in reliance on rule 14a-8(i)(7)." V.F. Corporation. The Davis Proposal, in contrast, expressly deals with a standard for independence beyond "the separation of accounting and consulting services," and does not deal with the issues raised when one accounting firm simultaneously provides both audit and non-audit services to a client. Instead, the proposal seeks to prevent GM from engaging consultants who work with a company that was previously spun-off from GM's "regular" accountant and to require GM to engage consultants who work with a company that was spun-off from a different firm.

Many major public accounting firms including Deloitte & Touche have separated from their consulting operations, or are planning to do so, to avoid the risk that consulting engagement could taint their independence as auditors. The "widespread public debate" that the Staff recognized in finding that obtaining both audit and non-audit services from one accounting firm is not part of "ordinary business operations" does not extend to former relationships, because they do not "raise significant policy considerations." In concurrent engagements, the firm performing the audit shares in the fees paid for consulting services, which could create a conflict of interest. In contrast, engaging a consulting firm that was once affiliated with the public auditor has much less potential impact on the auditing firm, since it does not share in the fees paid to its former associates. While there may be some risk that engaging a firm that was once affiliated with a company's public accountants could compromise their independence in some unspecified, indirect way (as the Davis Proposal suggests), the 2003 and 2002 no-action letters permitting exclusion of auditor rotation proposals demonstrate that even proposals that have some relevance to auditor independence may still be considered ordinary business and therefore excludable unless they raise significant issues that are the subject of widespread debate.

As described above, beginning in March 2002 the Staff found that public scrutiny removed the question of one accountant providing audit and non-audit services to the same client from the category of ordinary business operations. (This question has apparently not been considered since the adoption of the Sarbanes-Oxley Act; in United Technologies Corporation (December 27, 2002), the registrant did not propose to omit the proposal pursuant to paragraph (i)(7).) GM has received a proposal to prohibit the Board from appointing an independent auditor unless the firm agrees not to provide non-audit consulting services to GM (Exhibit B). Given these earlier rejections of no-action requests, we do not intend to omit this proposal from the proxy material for the 2003 Annual Meeting and have requested a no-action letter with regard to it. The Davis Proposal, however, does not raise this issue but relates only to the selection of consultants; therefore, it may be omitted pursuant to paragraph (i)(7).

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2003 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Evelyn Y. Davis

GREG LAU: FYI and please prepare a note back to EYD from JFS. Many thanks.
Terri
6-27-02



EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR
(202) 936-8969

CERTIFIED RETURN RECEIPT REQUESTED

June 25,2002

Jack Smith, Chairman
General Motors
Detroit,Mich.

Dear Jack:

This is a formal notice to the management of General Motors that Mrs. Evelyn Y. Davis, who is the owner of 104 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2003. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED:" That the shareholders recommend that the Board of Directors take the necessary steps to have the accounting consulting firm be NOT a spin-off from the SAME accounting firm,but to be the spin-off from an entirely different firm."

REASONS: Recent accounting scandals have put emphasis on the INDEPENDENCE of accountants."

Therefore, in our opinion the Corporation and its shareholders would be best served by HYBRID ACCOUNTANTS. While we do agree in the separation of accounting and consulting services, in order to achieve the INDEPENDENCE that desired by all, it would be best to have consulting services performed by a firm other than the spin-off from the regular accountant. Many employees from the spin-off used to work for the original accounting firm. Only a HYBRID would result in more INDEPENDENCE.

Sincerely,

Mrs. Evelyn Y.Davis

CC SEC in DC

Jack: I hope we can work this out. As usual I will be happy to discuss with YOU, any change in wording YOU may suggest.

RESOLVED: The shareholders request that the Board of Directors of General Motors Corp. ("GM" or the "Company") appoint as independent auditors only those firms and their affiliates that agree not to provide GM with non-audit consulting services for the term of any appointment.

SUPPORTING STATEMENT

Independent auditors play a key role in promoting confidence in the integrity of financial reporting and U.S. capital markets. The Securities and Exchange Commission requires independent auditors to certify or audit the financial information that companies file with the SEC. As a result, the work that auditors perform is important not only to companies, but also to investors.

The collapses of Enron and WorldCom, together with the recent increase in the number of accounting restatements at other companies, have shone a spotlight on the role of independent auditors. The Sarbanes-Oxley law, enacted in 2002, prohibits audit firms from providing some, but not all, types of non-audit services to audit clients.

In our view, it is important to eliminate incentives that can undermine an auditor's objectivity and tough-mindedness. An auditor's independence can be compromised in various ways. The provision of certain kinds of non-audit consulting services to audit clients may create economic incentives that can lead a firm to devalue the audit services and focus on retaining the client, even at the cost of making inappropriate audit judgments.

There have been reports in the media about individual auditors being pressured to "cross-sell" their employer's non-audit services to audit clients. There have also been reports about auditors submitting "loss leader" bids to provide audit services as a way to establish a relationship with a company and then try to sell more lucrative non-audit services.

In recent decades, the proportion of revenues derived from non-audit services, such as internal audit, information technology, financial advisory and appraisal and valuation services, has grown steadily. At the five largest public accounting firms, revenues derived from non-audit services grew from 13% of total revenues in 1981 to half of total revenues in 2000.

The phenomenon is apparent at GM, which reported that in 2001 the Company paid Deloitte & Touche, LLP $21 million for audit fees, $21 million for audit-related services, $9 million for tax services and $2 million for other non-audit services. Deloitte Consulting was paid $6 million for financial information systems design and implementation, $20 million for customer satisfaction process re-engineering consulting, and $23 million for all other non-audit services.

We believe that firms retained by GM to provide audit services should perform only audit services.

We urge you to vote FOR this resolution.